Exhibit 99.3

PROXY

Gorilla Technology Group Inc.

Extraordinary General Meeting of Shareholders
March 26, 2024 at 9:00 a.m. ET

This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Jayesh Chandan, or any of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of Gorilla Technology Group Inc. that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 9:00 a.m. ET on March 26, 2024 and any adjournment or postponement thereof. The Extraordinary General Meeting of Shareholders will be held virtually. In order to attend the meeting, you must register at http://viewproxy.com/gorillatech/2024/htype.asp by 11:59 p.m. ET on March 22, 2024. On the day of the Extraordinary General Meeting of Shareholders, if you have properly registered, you may enter the meeting by clicking on the link provided and the password you received via email in your registration confirmations. Further instructions on how to attend and vote at the Extraordinary General Meeting of Shareholders are contained in the Proxy Statement in the section titled “LIVE ATTENDANCE”

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.

(Continued and to be marked, dated, and signed on other side)

▲ PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.▲

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary Meeting:

The Notice and Proxy Statement is available at http://viewproxy.com/gorillatech/2024

Please mark your votes like this ☒

The Board of Directors recommends that you vote FOR the following proposals:

Proposal No. 1:

As an ordinary resolution, to authorize the Company’s board of directors (the “Board”) to effect a share consolidation, of the Company’s authorized and issued share capital of ordinary shares, at a ratio of not less than one-for-two and not more than one-for-twenty, at any time prior December 31, 2024, or such later time in the event The Nasdaq Stock Market LLC extends the amount of time available to the Company to regain compliance with their minimum bid price requirement beyond such date, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion (the “Share Consolidation”)

FOR ☐ AGAINST ☐

Proposal No. 2:

DO NOT PRINT IN THIS AREA (Stockholder Name & Address Data)	As an ordinary resolution, to increase the authorized share capital to $75,000, with the maximum number of ordinary shares in the capital of the Company and the maximum number of preference shares in the capital of the Company that the Company is authorized to be increased proportionately, after giving effect to the Share Consolidation, if applicable.

FOR ☐ AGAINST ☐
Note: Such other business that may properly come before the meeting.

Address Change/Comments: (If you noted any Address Changes and/or Comments above, please mark box.) ☐	Date ____________________________________________

Signature ______________________________________

Signature (Joint Owners) __________________________

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

▲ PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. ▲

PROXY VOTING INSTRUCTIONS

Please have your 11-digit control number ready when voting by Internet or Telephone, or when voting during the Virtual Extraordinary Meeting.

INTERNET	TELEPHONE	MAIL
Vote Your Proxy on the Internet: Go to www.AALvote.com/GRRR	Vote Your Proxy by Phone: Call 1 (866) 804-9616	Vote Your Proxy by Mail:
Have your proxy card available when you access the above website. Follow the prompts to vote your shares.	Use any touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares.	Mark, sign, and date your proxy card, then detach it and return it in the postage-paid envelope provided.